Exhibit 99.1

Phoenix New Media Reports First Quarter 2017 Unaudited Financial Results

Live Conference Call to be Held at 9:00 PM U.S. Eastern Time on May 14, 2017

BEIJING, China, May 15, 2017 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced its unaudited financial results for the first quarter ended March 31, 2017.

“We entered the year of 2017 with a challenging first quarter due to the continuing headwinds and changes in the Chinese advertising industry,” stated Mr. Shuang Liu, CEO of Phoenix New Media. “However, we are pleased to see continued strengths on our ifeng news application, (we also see similar situation in Yidian Zixun, “Yidian” 1, a strategic investment of ifeng), as our mobile strategy continues to gain traction. Leveraging our strong media DNA and cutting-edge technology, we remain focused on providing our users with high-quality, professional media content tailored to their interests on their preferred medium. ifeng news application’s daily active users increased by more than 10% quarter over quarter notwithstanding the Chinese New Year period in the first quarter when media outlets normally experience traffic drops. This clearly demonstrates that our differentiated media content is a top choice for high-end users and further underscores our achievements in balancing algorithm-driven news feeds and high-quality journalism that meets our users’ individualized needs and interests. We remain confident that we have the right team and strategy in place to withstand the headwinds in the market and expand our market share with the increasing demand of newsfeed services throughout China.”

Mr. Ya Li, co-president of Phoenix New Media, further stated, “In the past quarter, we continued to focus on and invest in content development, particularly through our consolidated we-media business and Feng Zhibo, our own live broadcasting brand. We live broadcasted more than 1,600 sessions in the first quarter of 2017, all of which were highly popular with our users and provided potential monetization opportunities. Looking ahead, in the mobile Internet era, the credibility of media outlets is becoming increasingly more important to both users and communities. Leveraging ifeng news application, we will be able to find the ideal balance between algorithm-driven content and professional journalism, making us one of the most efficient and valuable mobile gateways for Chinese users’ media consumption, rather than a simple tool of news aggregation and distribution. We believe it applies to Yidian as well.”

First Quarter 2017 Financial Results

REVENUES

Total revenues for the first quarter of 2017 were RMB294.5 million (US$42.8 million), as compared to RMB322.9 million in the first quarter of 2016.

1  The Company has accounted for its investments in Yidian as available-for-sale investments.

Net advertising revenues (net of advertising agency service fees) for the first quarter of 2017 were RMB241.1 million (US$35.0 million), as compared to RMB271.4 million in the first quarter of 2016,  primarily attributable to the 21.5% decrease in PC advertising revenues.

Paid services revenues2 for the first quarter of 2017 increased to RMB53.4 million (US$7.8 million) from RMB51.6 million in the first quarter of 2016. Revenues from digital entertainment3 increased to RMB42.3 million (US$6.2 million) from RMB36.2 million in the first quarter of 2016, primarily attributable to the increase in digital reading revenues from RMB7.1 million in the first quarter of 2016 to RMB14.3 million (US$2.1 million) in the first quarter of 2017, representing a 101.6% year-over-year increase, partially offset by the decrease in mobile value-added services (“MVAS”) revenues from RMB29.1 million in the first quarter of 2016 to RMB28.0 million (US$4.1 million) in the first quarter of 2017. The decrease in MVAS revenues mainly resulted from the decline in users’ demand for services provided through telecom operators in China, which was consistent with the Company’s expectations given the shrinking demand for such services in general. Revenues from games and others4 for the first quarter of 2017 decreased by 28.2% to RMB11.1 million (US$1.6 million) from RMB15.4 million in the first quarter of 2016, which was primarily attributable to the decrease in revenues generated from web-based games operated on the Company’s own platform.

COST OF REVENUES

Cost of revenues for the first quarter of 2017 increased by 2.7% to RMB162.5 million (US$23.6 million) from RMB158.2 million in the first quarter of 2016, primarily attributable to the increase in content and operational cost. Content and operational costs for the first quarter of 2017 increased to RMB106.3 million (US$15.4 million) from RMB95.5 million in the first quarter of 2016, primarily attributable to the increase in content cost and advertisement-related content production cost. Revenue sharing fees to telecom operators and channel partners for the first quarter of 2017 decreased to RMB17.3 million (US$2.5 million) from RMB18.9 million in the first quarter of 2016, primarily attributable to the decrease in the sales of MVAS products. Bandwidth costs for the first quarter of 2017 decreased to RMB14.5 million (US$2.1 million) from RMB17.3 million in the first quarter of 2016. Sales taxes and surcharges for the first quarter of 2017 decreased to RMB24.3 million (US$3.5 million) from RMB26.5 million in the first quarter of 2016. Share-based compensation included in cost of revenues was RMB1.6 million (US$0.2 million) in the first quarter of 2017, as compared to RMB0.9 million in the first quarter of 2016. The change in share-based compensation was due to the newly granted share-based awards and the Company’s option exchange program implemented in the fourth quarter of 2016.

2  Prior to 2016, the Company’s paid services revenues mainly comprised of the revenues generated from MVAS and games and others. Digital reading was previously classified under “games and others”. In order to align with the Company’s overall strategies, digital reading was re-classified from “games and others”, and digital reading together with MVAS was determined as “digital entertainment”. Accordingly, the revenues from digital entertainment and the revenues from games and others for the first quarter of 2016 have been reclassified.

3  Digital entertainment includes MVAS and digital reading. MVAS includes mobile newspaper services, mobile video services, mobile game services, and wireless value-added services, or WVAS.

4  Games and others include web-based and mobile games, and other online and mobile paid services through the Company’s own platforms.

GROSS PROFIT

Gross profit for the first quarter of 2017 was RMB132.0 million (US$19.2 million), as compared to RMB164.8 million in the first quarter of 2016. Gross margin for the first quarter of 2017 was 44.8%, as compared to 51.0% in the first quarter of 2016. The decrease in gross margin was primarily attributable to the increase in content and operational cost.

To supplement the financial measures presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company has presented certain non-GAAP financial measures in this press release, which excluded the impact of certain reconciling items as stated in the “Use of Non-GAAP Financial Measures” section below. The related reconciliations to GAAP financial measures are presented in the accompanying “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures”.

Non-GAAP gross margin for the first quarter of 2017, which excludes share-based compensation, was 45.4%, as compared to 51.3% in the first quarter of 2016.

OPERATING EXPENSES AND INCOME/(LOSS) FROM OPERATIONS

Total operating expenses for the first quarter of 2017 increased by 6.9% to RMB172.0 million (US$25.0 million) from RMB161.0 million in the first quarter of 2016, primarily attributable to the increase in mobile traffic acquisition expenses. Share-based compensation included in operating expenses was RMB6.6 million (US$1.0 million) in the first quarter of 2017, as compared to RMB3.2 million in the first quarter of 2016.

Loss from operations for the first quarter of 2017 was RMB40.1 million (US$5.8 million), as compared to income from operations of RMB3.8 million in the first quarter of 2016. Operating margin for the first quarter of 2017 was negative 13.6%, as compared to positive 1.2% in the first quarter of 2016, which was primarily attributable to the increase in advertisement-related content production cost and mobile traffic acquisition expenses.

Non-GAAP loss from operations for the first quarter of 2017, which excludes share-based compensation, was RMB31.8 million (US$4.6 million), as compared to non-GAAP income from operations of RMB7.9 million in the first quarter of 2016. Non-GAAP operating margin for the first quarter of 2017, which excludes share-based compensation, was negative 10.8%, as compared to positive 2.4% in the first quarter of 2016.

OTHER INCOME/(LOSS)

Other income/(loss) reflects interest income, interest expense, foreign currency exchange gain/(loss), gain/(loss) from equity investments, including impairments, and others, net5. Total other income for the first quarter of 2017 was RMB4.8 million (US$0.7 million), as compared to RMB10.7 million in the first quarter of 2016. Interest income for the first quarter of 2017 was RMB12.7 million (US$1.8 million), as compared to RMB8.1 million in the first quarter of 2016. Interest expense for the first quarter of 2017 was RMB6.3 million (US$0.9 million), as compared to RMB0.8 million in the first quarter of 2016. Foreign currency exchange loss for the first quarter of 2017 was RMB2.3 million (US$0.3 million), as compared to RMB1.9 million in the first quarter of 2016. Loss from equity investments for the first quarter of 2017, including impairments, was RMB0.7 million (US$0.1 million), as compared to gain from equity investments of RMB1.0 million in the first quarter of 2016. Others, net for the first quarter of 2017 was RMB1.4 million (US$0.2 million), as compared to RMB4.2 million in the first quarter of 2016.

NET INCOME/(LOSS) ATTRIBUTABLE TO PHOENIX NEW MEDIA LIMITED

Net loss attributable to Phoenix New Media Limited for the first quarter of 2017 was RMB32.2 million (US$4.7 million), as compared to net income attributable to Phoenix New Media Limited of RMB11.6 million in the first quarter of 2016. Net profit margin for the first quarter of 2017 was negative 10.9%, as compared to positive 3.6% in the first quarter of 2016. Net loss per diluted ADS6 in the first quarter of 2017 was RMB0.45 (US$0.07), as compared to net income per diluted ADS of RMB0.16 in the first quarter of 2016.

Non-GAAP net loss attributable to Phoenix New Media Limited for the first quarter of 2017, which excludes share-based compensation and gain/(loss) from equity investments, including impairments, was RMB23.2 million (US$3.4 million), as compared to non-GAAP net income attributable to Phoenix New Media Limited of RMB14.7 million in the first quarter of 2016. Non-GAAP net profit margin for the first quarter of 2017 was negative 7.9%, as compared to positive 4.5% in the first quarter of 2016. Non-GAAP net loss per diluted ADS in the first quarter of 2017 was RMB0.32 (US$0.05), as compared to non-GAAP net income per diluted ADS of RMB0.20 in the first quarter of 2016.

For the first quarter of 2017, the Company’s weighted average number of ADSs used in the computation of diluted net income per ADS was 71,741,910. As of March 31, 2017, the Company had a total of 572,259,650 ordinary shares outstanding, or the equivalent of 71,532,456 ADSs.

CERTAIN BALANCE SHEET ITEMS

As of March 31, 2017, the Company’s cash and cash equivalents, term deposits and short term investments and restricted cash were RMB1.37 billion (US$199.4 million). Restricted cash represents deposits placed as security for banking facility granted to the Company, which are restricted as to their withdrawal or usage.

5  “Others, net” primarily consists of government subsidies.

6  “ADS” means American Depositary Share of the Company. Each ADS represents eight Class A ordinary shares of the Company.

Business Outlook

For the second quarter of 2017, the Company expects its total revenues to be between RMB362 million and RMB382 million. Net advertising revenues are expected to be between RMB311 million and RMB326 million. Paid services revenues are expected to be between RMB51 million and RMB56 million. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Conference Call Information

The Company will hold a conference call at 9:00 p.m. U.S. Eastern Time on May 14, 2017 (May 15, 2017 at 9:00 a.m. Beijing/Hong Kong time) to discuss its first quarter 2017 unaudited financial results and operating performance.

To participate in the call, please use the dial-in numbers and conference ID below:

International:	+6567135440
Mainland China:	4001200654
Hong Kong:	+85230186776
United States:	+18456750438
Conference ID:	19736746

A replay of the call will be available through May 21, 2017 by using the dial-in numbers and conference ID below:

International:	+61290034211
Mainland China:	4006322162
Hong Kong:	+85230512780
United States:	+16462543697
Conference ID:	19736746

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.ifeng.com.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), Phoenix New Media Limited uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to Phoenix New Media Limited, non-GAAP net profit margin and non-GAAP net income/(loss) per diluted ADS, each of which is a non-GAAP financial measure. Non-GAAP gross profit is gross profit excluding share-based compensation. Non-GAAP gross margin is non-GAAP gross profit divided by total revenues. Non-GAAP income/(loss) from operations is income/(loss) from operations excluding share-based compensation. Non-GAAP operating margin is non-GAAP income/(loss) from operations divided by total revenues. Non-GAAP net income/(loss) attributable to Phoenix New Media Limited is net income/(loss) attributable to Phoenix New Media Limited excluding share-based compensation and gain/(loss) from equity investments, including impairments. Non-GAAP net profit margin is non-GAAP net income/(loss) attributable to Phoenix New Media Limited divided by total revenues. Non-GAAP net income/(loss) per diluted ADS is non-GAAP net income/(loss) attributable to Phoenix New Media Limited divided by weighted average number of diluted ADSs. The Company believes that separate analysis and exclusion of the aforementioned non-GAAP to GAAP reconciling items add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with the related GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that using these non-GAAP financial measures to evaluate its business allows both management and investors to assess the Company’s performance against its competitors and ultimately monitor its capacity to generate returns for investors. The Company also believes that these non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of items like share-based compensation and loss from equity investments, including impairments, which have been and will continue to be significant and recurring in its business. However, the use of these non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using these non-GAAP financial measures is that they do not include all items that impact the Company’s gross profit, income/(loss) from operations and net income/(loss) attributable to Phoenix New Media Limited for the period. In addition, because these non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider these non-GAAP financial measures in isolation from, or as an alternative to, the financial measures prepared in accordance with GAAP.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8832 to US$1.00, the noon buying rate in effect on March 31, 2017 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading application, fashion application and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of online and mobile advertising, online video and mobile paid services markets in China; the Company’s reliance on online and mobile advertising and MVAS for a majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding maintaining and strengthening its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and services offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Vera Tang

Tel: +1 (646) 277-1215

Email: investorrelations@ifeng.com

Phoenix New Media Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands)

	December 31,	March 31,	March 31,
	2016	2017	2017
	RMB	RMB	US$
	Audited*	Unaudited	Unaudited
ASSETS
Current assets:
Cash and cash equivalents	202,694	569,750	82,774
Term deposits and short term investments	781,298	236,178	34,312
Restricted cash	354,602	566,860	82,354
Accounts receivable, net	405,033	337,882	49,088
Amounts due from related parties	156,260	241,525	35,089
Prepayment and other current assets	64,069	63,892	9,283
Convertible loans due from a related party	104,429	104,972	15,250
Total current assets	2,068,385	2,121,059	308,150
Non-current assets:
Property and equipment, net	72,087	64,416	9,358
Intangible assets, net	9,475	9,318	1,354
Available-for-sale investments	939,432	943,218	137,032
Equity investments, net	8,809	8,145	1,183
Deferred tax assets**	54,307	57,996	8,426
Other non-current assets	16,047	15,530	2,256
Total non-current assets	1,100,157	1,098,623	159,609
Total assets	3,168,542	3,219,682	467,759
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	358,602	494,612	71,858
Accounts payable	260,902	239,082	34,733
Amounts due to related parties	18,720	19,162	2,784
Advances from customers	27,825	46,603	6,771
Taxes payable	75,652	56,676	8,234
Salary and welfare payable	130,329	100,495	14,600
Accrued expenses and other current liabilities	111,049	96,247	13,982
Total current liabilities	983,079	1,052,877	152,962
Non-current liabilities:
Deferred tax liabilities	1,312	1,312	191
Long-term liabilities	21,723	22,623	3,287
Total non-current liabilities	23,035	23,935	3,478
Total liabilities	1,006,114	1,076,812	156,440
Shareholders’ equity:
Phoenix New Media Limited shareholders’ equity:
Class A ordinary shares	16,843	16,845	2,447
Class B ordinary shares	22,053	22,053	3,204
Additional paid-in capital	1,555,511	1,563,776	227,187
Statutory reserves	77,946	77,946	11,324
Retained earnings	195,069	162,895	23,666
Accumulated other comprehensive income	298,346	303,470	44,089
Total Phoenix New Media Limited shareholders’ equity	2,165,768	2,146,985	311,917
Noncontrolling interests	(3,340)	(4,115)	(598)
Total shareholders’ equity	2,162,428	2,142,870	311,319
Total liabilities and shareholders’ equity	3,168,542	3,219,682	467,759

* Derived from audited financial statements included in the Company’s Form 20-F dated April 28, 2017.

** In 2017, the Company adopted the guidance of ASU 2015-17 issued by FASB in November 2015, which requires entities to present deferred tax assets and deferred tax liabilities as noncurrent in a classified balance sheet. Pursuant to the guidance, the Company retrospectively reclassified RMB54.3 million of deferred tax assets from current assets to noncurrent assets in the balance sheets as of December 31, 2016.

Phoenix New Media Limited

Condensed Consolidated Statements of Comprehensive Income

(Amounts in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2016	2016	2017	2017
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues:
Net advertising revenues	271,383	353,158	241,084	35,025
Paid services revenues	51,557	58,724	53,395	7,757
Total revenues	322,940	411,882	294,479	42,782
Cost of revenues	(158,168)	(205,204)	(162,489)	(23,607)
Gross profit	164,772	206,678	131,990	19,175
Operating expenses:
Sales and marketing expenses	(75,558)	(102,386)	(95,462)	(13,869)
General and administrative expenses	(45,043)	(41,150)	(31,951)	(4,642)
Technology and product development expenses	(40,358)	(41,692)	(44,628)	(6,484)
Total operating expenses	(160,959)	(185,228)	(172,041)	(24,995)
Income/(loss) from operations	3,813	21,450	(40,051)	(5,820)
Other income/(loss):
Interest income	8,127	10,785	12,658	1,839
Interest expense	(774)	(3,778)	(6,349)	(922)
Foreign currency exchange (loss)/gain	(1,864)	8,486	(2,311)	(336)
Gain/(loss) from equity investments, including impairments	1,007	(29)	(664)	(96)
Others, net	4,206	11,606	1,427	207
Income/(loss) before tax	14,515	48,520	(35,290)	(5,128)
Income tax (expense)/benefit	(3,399)	(9,253)	2,341	340
Net income/(loss)	11,116	39,267	(32,949)	(4,788)
Net loss attributable to noncontrolling interests	502	512	775	113
Net income/(loss) attributable to Phoenix New Media Limited	11,618	39,779	(32,174)	(4,675)
Net income/(loss)	11,116	39,267	(32,949)	(4,788)
Other comprehensive income, net of tax: fair value remeasurement for available-for-sale investments	5,314	270,303	8,891	1,292
Other comprehensive (loss)/income, net of tax: foreign currency translation adjustment	(2,068)	15,815	(3,767)	(547)
Comprehensive income/(loss)	14,362	325,385	(27,825)	(4,043)
Comprehensive loss attributable to noncontrolling interests	502	512	775	113
Comprehensive income/(loss) attributable to Phoenix New Media Limited	14,864	325,897	(27,050)	(3,930)
Net income/(loss) attributable to Phoenix New Media Limited	11,618	39,779	(32,174)	(4,675)
Net income/(loss) per Class A and Class B ordinary share:
Basic	0.02	0.07	(0.06)	(0.01)
Diluted	0.02	0.07	(0.06)	(0.01)
Net income/(loss) per ADS (1 ADS represents 8 Class A ordinary shares):
Basic	0.16	0.55	(0.45)	(0.07)
Diluted	0.16	0.55	(0.45)	(0.07)
Weighted average number of Class A and Class B ordinary shares used in computing net income/(loss) per share:
Basic	572,996,971	574,115,251	573,935,277	573,935,277
Diluted	578,081,026	577,290,719	573,935,277	573,935,277

Phoenix New Media Limited

Condensed Segments Information

(Amounts in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2016	2016	2017	2017
	RMB	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues:
Net advertising services	271,383	353,158	241,084	35,025
Paid services	51,557	58,724	53,395	7,757
Total revenues	322,940	411,882	294,479	42,782
Cost of revenues
Net advertising services	126,032	174,005	131,125	19,050
Paid services	32,136	31,199	31,364	4,557
Total cost of revenues	158,168	205,204	162,489	23,607
Gross profit
Net advertising services	145,351	179,153	109,959	15,975
Paid services	19,421	27,525	22,031	3,200
Total gross profit	164,772	206,678	131,990	19,175

Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures

(Amounts in thousands, except for number of ADSs and per ADS data)

	Three Months Ended March 31, 2016				Three Months Ended December 31, 2016				Three Months Ended March 31, 2017
		Non-GAAP		Non-		Non-GAAP		Non-		Non-GAAP		Non-
	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP	GAAP	Adjustments		GAAP
	RMB	RMB		RMB	RMB	RMB		RMB	RMB	RMB		RMB
	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited	Unaudited	Unaudited		Unaudited
Gross profit	164,772	851	(1)	165,623	206,678	(949	)(1)	205,729	131,990	1,623	(1)	133,613
Gross margin	51.0%			51.3%	50.2%			49.9%	44.8%			45.4%
Income/(loss) from operations	3,813	4,081	(1)	7,894	21,450	1,542	(1)	22,992	(40,051)	8,266	(1)	(31,785)
Operating profit margin	1.2%			2.4%	5.2%			5.6%	-13.6%			-10.8%
		4,081	(1)			1,542	(1)			8,266	(1)
		(1,007	)(2)			29	(2)			664	(2)
Net income/(loss) attributable to Phoenix New Media Limited	11,618	3,074		14,692	39,779	1,571		41,350	(32,174)	8,930		(23,244)
Net profit margin	3.6%			4.5%	9.7%			10.0%	-10.9%			-7.9%
Net income/(loss) per ADS—diluted	0.16			0.20	0.55			0.57	(0.45)			(0.32)
Weighted average number of ADSs used in computing diluted net income/(loss) per ADS	72,260,128			72,260,128	72,161,340			72,161,340	71,741,910			71,741,910

(1) Share-based compensation

(2) Gain/(loss) from equity investments, including impairments

Details of cost of revenues are as follows:

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2016	2016	2017	2017
	RMB	RMB	RMB	US$
(Amounts in thousands)	Unaudited	Unaudited	Unaudited	Unaudited
Revenue sharing fees	18,854	17,340	17,320	2,516
Content and operational costs	95,450	138,635	106,316	15,446
Bandwidth costs	17,346	15,160	14,528	2,111
Sales taxes and surcharges	26,518	34,069	24,325	3,534
Total cost of revenues	158,168	205,204	162,489	23,607